THE TORO COMPANY

STOCK OPTION AGREEMENT

For a Nonqualified Option

For Nonemployee Directors of The Toro Company

This agreement is entered into as of the first day of November, 2005 by and between The Toro Company, a Delaware corporation (the “Company” or “Toro”), and      (the “Director” or “you”), to set forth the terms and conditions of the grant to you under the 2000 Directors Stock Plan (the “Plan”) of a nonqualified stock option to purchase      shares of Toro Common Stock, par value $1.00 per share, and related Preferred Share Purchase Rights (the “Common Stock”) at an exercise price of $    per share (the “option”), the fair market value of the Common Stock on November 1, 2005.

1. Term. The term of the option shall be ten (10) years, commencing November 1, 2005.

2. Vesting. The option is subject to forfeiture until it vests. Subject to the terms and conditions of Section 3 and Section 5, the option shall vest and become exercisable in three approximately equal installments (of whole shares only) on each of the first, second and third anniversaries after the date of grant.

3. Exercise. Subject to the vesting requirements of Section 2 and except as otherwise provided in this Section 3, only you may exercise the option and you may exercise the option in whole or in part only while you are a Director of the Company and only if you have been continuously serving since the date of grant, except as follows:

(a)	If you become disabled or die and the option has not expired, the option shall vest in full on the date your service ceases by reason of such disability or death, and you or your guardian or legal representative may exercise the option not later than the earlier of the date the option expires or one year after the date your service ceases by reason of such disability or death.

(b)	If you have served as a member of the Board for ten full fiscal years or longer and terminate service on the Board, (i) the option will continue to vest in accordance with its terms and (ii) you may exercise the vested portion of the option for up to four years after the date of termination, but not later than the date the option expires.

(c)	If you have served as a member of the Board for less than ten full fiscal years and terminate service on the Board, (i) any unvested portion of the option shall expire and be canceled and (ii) you may exercise any vested portion of the option for up to three months after the date of such termination, but not later than the date the option expires.

4. No Transfer. You may not transfer the option other than by will or the laws of descent and distribution.

5. Change of Control. The option will vest if there is a Change of Control of the Company, as defined in the Plan as in effect at the date of such event, and will remain exercisable for three years following the Change of Control, but not later than the date the option expires.

6. Methods of Exercise. In order to exercise the option, you must deliver to the Secretary or Assistant Secretary of Toro a written notice of exercise specifying the number of whole shares with respect to which an option is being exercised, accompanied by payment in full of the exercise price for the shares to be purchased. Payment may be made (a) in cash, (b) by tendering (either actually or by attestation) whole shares of Common Stock already owned for at least six months, valued at the 4 p.m. Eastern Time closing price on the date of exercise (or if a holiday, the most recent such closing price), (c) in a combination of cash and Common Stock, or (d) by tendering a notice of exercise of options and irrevocable instructions, approved in advance by Toro, to a brokerage firm and to Toro for execution of a cashless exercise in accordance with the terms of the Plan and regulations of the Federal Reserve Board.

7. Issuance of Stock. No shares of Common Stock shall be issued until full payment has been made.

8. Adjustments for Corporate Transactions. The exercise price per share of Common Stock or the number of shares of Common Stock or other new or different securities that may be acquired upon exercise of the option will be adjusted in the event of a corporate transaction, in accordance with the Plan, in order to protect the value of the option.

9. Income Tax and Tax Withholding. If you exercise this option, you will recognize ordinary income to the extent that the exercise price is lower than the fair market value of the Common Stock on the exercise date (the “spread”) and you will owe income tax on the spread. Toro has the right to deduct from any settlement made upon your exercise of the option, any federal, state or local taxes of any kind required by law to be withheld with respect to the income recognized, or to require you to pay the amount of any such taxes or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for payment of such taxes. If Common Stock is withheld or surrendered to satisfy tax withholding, such stock will be valued at its fair market value as of the date it is withheld or surrendered. Toro may also deduct from any such settlement any amounts you may owe the Company.

10. Form of Stock Option. This option is intended to be a nonqualified stock option and is not intended to be, and shall not be construed as, an incentive stock option as defined in Section 422 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

11. Governing Law. This agreement shall be construed, administered and governed in all respects under and by the applicable laws of the State of Delaware, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation to the substantive law of another jurisdiction.

12. Conflict. To the extent the terms of this agreement are inconsistent with the provisions of the Plan, the provisions of the Plan shall control and supersede any inconsistent provision of this agreement.

13. Non-negotiable Option. The terms of this option are not negotiable, but you may refuse to accept this option by notifying Toro’s Corporate Secretary in writing.

IN WITNESS WHEREOF, this option agreement has been executed and delivered by The Toro Company.

THE TORO COMPANY

By:
Its President and CEO

I hereby agree to the terms and conditions governing the option grant made to me by Toro as set forth in this agreement.